UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Consolidated Condensed Balance Sheet

Consolidated Condensed Statements of Income

Consolidated Condensed Statements of Comprehensive Income

Consolidated Condensed Statement of Changes in Stockholders' Equity

Consolidated Condensed Statement of Cash Flows

1.Introduction, presentation of condensed consolidated financial statements and other information

2.Basis of consolidation

3.Financial assets

4.Non-current assets held for sale

5.Investments in associates and joint ventures

6.Tangible assets

7.Intangible assets - Goodwill

8.Intangible assets - Other intangible assets

9.Financial liabilities

10.Provision for legal and administrative proceedings, commitments and other provisions

11.Stockholders’ equity

12.Income Tax

13.Detailing of income accounts

14.Employee Benefit Plan

15.Operating segments

16.Related party transactions

17.Fair value of financial assets and liabilities

18.    Other disclosures

19.Subsequent Events

APPENDIX I - CONSOLIDATED CONDENSED STATEMENT OF VALUE ADDED

Performance Review

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Composition of Management Bodies

Consolidated Condensed Balance Sheet

	Note	9/30/2021	12/31/2020

Cash		17,791,121	20,148,725

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	34,329,451	60,900,466
Debt instruments		3,391,553	3,545,660
Derivatives		12,457	-
Balances with the Brazilian Central Bank		30,925,441	57,354,806

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3.a	88,893,899	98,466,232
Debt instruments		52,497,741	68,520,799
Equity instruments		2,068,761	1,818,276
Trading derivatives	18.a	34,327,397	28,127,157

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3.a	710,958	499,720
Loans and advances to customers		276,754	60,808
Equity instruments		434,204	438,912

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	100,580,586	109,740,387
Debt instruments		100,547,524	109,668,214
Equity instruments		33,062	72,173

Financial Assets Measured At Amortized Cost	3.a	614,152,888	554,924,796
Loans and amounts due from credit institutions		89,953,196	112,849,776
Loans and advances to customers		449,683,506	393,707,229
Debt instruments		74,516,186	48,367,791

Hedging Derivatives	18.a	483,891	743,463

Non-Current Assets Held For Sale	4	905,586	1,092,909

Investments in Associates and Joint Ventures	5	1,279,301	1,094,985

Tax Assets		41,661,559	41,063,782
Current		4,557,623	3,082,084
Deferred		37,103,936	37,981,698

Other Assets		5,935,896	7,222,411

Tangible Assets	6	8,717,564	9,537,111

Intangible Assets		30,139,740	30,766,498
Goodwill	7	27,652,759	28,360,137
Other intangible assets	8	2,486,981	2,406,361

Total Assets		945,582,440	936,201,485

LIABILITIES AND STOCKHOLDERS' EQUITY			Bank
	Notes	9/30/2021	12/31/2020

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	62,241,122	77,643,290
Trading derivatives	18.a	37,576,115	31,835,344
Short positions	17	24,665,007	45,807,946

Financial Liabilities Measured At Fair Value Through Profit Or Loss	9.a	7,213,762	7,038,467
Other financial liabilities		7,213,762	7,038,467

Financial Liabilities Measured at Amortized Cost	9.a	738,858,579	707,288,791
Deposits from Brazilian Central Bank and deposits from credit institutions		135,683,666	131,656,962
Customer deposits		462,998,764	445,813,972
Marketable debt securities		69,264,298	56,875,514
Debt Instruments Eligible to Compose Capital		13,957,208	13,119,660
Other financial liabilities		56,954,643	59,822,683

Hedging Derivatives	18.a	337,366	144,594

Provisions	10	12,075,775	13,814,978
Provisions for pension funds and similar obligations		3,144,903	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions		8,930,872	9,885,713

Tax Liabilities		8,005,036	10,130,248
Current		5,512,488	5,583,653
Deferred		2,492,548	4,546,595

Other Liabilities		10,970,219	14,051,245

Total Liabilities		839,701,859	830,111,613

Stockholders' Equity	11	108,281,308	106,205,067
Share capital		55,000,000	57,000,000
Reserves		48,486,499	40,414,981
Treasury shares		(714,839)	(791,358)
Profit for the period attributable to the Parent		11,909,648	13,418,529
Less: Dividends and remuneration		(6,400,000)	(3,837,085)

Other Comprehensive Income		(2,738,847)	(428,080)

Stockholders' Equity Attributable to the Parent		105,542,461	105,776,987

Non - Controlling Interests		338,120	312,885

Total Stockholders' Equity		105,880,581	106,089,872
Total Liabilities and Stockholders' Equity		945,582,440	936,201,485

The accompanying notes from Management are an integral part of these financial statements

Consolidated Condensed Statements of Income

	Notes	07/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Interest and similar income		20,307,238	14,732,550	54,140,027	47,995,173
Interest expense and similar charges		(6,913,909)	(3,615,934)	(16,536,458)	(14,749,195)
Net Interest Income		13,393,329	11,116,616	37,603,569	33,245,978
Income from equity instruments		12,535	5,473	26,724	24,075
Income from companies accounted by the equity method	5.a	32,948	30,964	109,473	80,383
Fee and commission income		4,972,101	5,080,146	15,113,571	15,010,993
Fee and commission expense		(1,319,833)	(1,053,579)	(3,661,549)	(3,215,606)
Gains (losses) on financial assets and liabilities (net)		(1,695,005)	711,685	2,582,946	14,178,134
Financial Assets Measured At Fair Value Through Profit Or Loss		526,821	135,335	1,571,500	938,618
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		(2,831,944)	(39,228)	3,722,311	12,790,436
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		116,175	16,381	156,790	119,909
Financial instruments not measured at fair value through profit or loss		(61,821)	(25,425)	(580,553)	(245,138)
Other		555,765	624,622	(2,287,101)	574,309
Exchange differences (net)		(984,203)	(1,926,517)	(3,102,167)	(30,705,813)
Other operating expense		(198,325)	15,757	(645,732)	(422,747)
Total Income		14,213,547	13,980,545	48,026,909	28,195,397
Administrative expenses		(4,377,439)	(4,340,884)	(12,584,524)	(12,629,807)
Personnel expenses	13.a	(2,278,056)	(2,228,600)	(6,626,341)	(6,728,373)
Other administrative expenses	13.b	(2,099,383)	(2,112,284)	(5,958,183)	(5,901,434)
Depreciation and amortization		(573,316)	(665,287)	(1,829,153)	(1,912,200)
Tangible assets	6.a	(428,777)	(521,132)	(1,396,829)	(1,515,646)
Intangible assets	8	(144,539)	(144,155)	(432,324)	(396,554)
Provisions (net)		(566,386)	(388,222)	(1,333,547)	(1,371,817)
Impairment losses on financial assets (net)		(4,771,789)	(3,835,808)	(12,685,098)	(13,912,998)
Financial Instruments Measured At Amortized Cost	3.b.2	(4,771,789)	(3,835,808)	(12,685,098)	(13,912,998)
Impairment losses on other assets (net)		(18,540)	(4,737)	(28,409)	(17,006)
Other intangible assets	8	(980)	(677)	(3,407)	(20,477)
Other assets		(17,560)	(4,060)	(25,002)	3,471
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(78,843)	706	(38,312)	219,622
Gains (losses) on non-current assets held for sale not classified as discontinued operations		15,279	8,768	54,387	36,559
Operating Income Before Tax		3,842,513	4,755,081	19,582,253	(1,392,250)
Income taxes	12	16,693	(951,086)	(7,650,633)	11,122,140
Net income for the period		3,859,206	3,803,995	11,931,620	9,729,890
Profit attributable to the Parent		3,856,959	3,799,373	11,909,648	9,709,246
Profit attributable to non-controlling interests		2,247	4,622	21,972	20,644
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares		492.22	485.20	1,519.42	1,240.36
Preferred shares		541.44	533.72	1,671.37	1,364.40
Diluted earnings per 1,000 shares (Brazilian Real)					-
Common shares		492.22	485.20	1,519.42	1,240.36
Preferred shares		541.44	533.72	1,671.37	1,364.40
Net Profit attributable - Basic (Brazilian Real)					-
Common shares		1,871,833	1,843,683	5,781,777	4,713,669
Preferred shares		1,985,126	1,955,690	6,127,871	4,995,577
Net Profit attributable - Diluted (Brazilian Real)					-
Common shares		1,871,833	1,843,683	5,781,777	4,713,669
Preferred shares		1,985,126	1,955,690	6,127,871	4,995,577

Weighted average shares outstanding (in thousands) - basic
Common shares		3,802,851	3,799,830	3,805,242	3,800,235
Preferred shares		3,666,383	3,664,253	3,666,383	3,661,376
Weighted average shares outstanding (in thousands) - diluted					-
Common shares		3,802,851	3,799,830	3,805,242	3,800,235
Preferred shares		3,666,383	3,664,253	3,666,383	3,661,376
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statements of Comprehensive Income

		07/01 a 09/30/2021	07/01 a 09/30/2020	01/01 a 09/30/2021	01/01 a 09/30/2020
Profit for the Period		3,859,206	3,803,995	11,931,620	9,729,890

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(869,343)	(769,347)	(2,412,643)	(1,491,586)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(496,689)	(609,496)	(1,523,867)	(1,621,635)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(1,264,924)	(1,181,766)	(3,227,832)	(3,055,427)
Income taxes	.	768,235	572,270	1,703,965	1,433,792

Cash flow hedges		(372,654)	(159,851)	(888,776)	130,049
Valuation adjustments		(861,289)	(314,188)	(1,692,160)	213,976
Income taxes		488,635	154,337	803,384	(83,927)

Other Comprehensive Income that won't be reclassified for Net income:		(19,877)	(13,275)	101,875	664,974

Defined Benefits plan		(19,877)	(13,275)	101,875	664,974
Defined Benefits plan		-	(132)	266,230	1,275,717
Income taxes		(19,877)	(13,143)	(164,355)	(610,743)

Total Comprehensive Income		2,969,986	4,330,844	9,620,852	8,903,278
Attributable to the parent		2,967,739	4,326,222	9,598,880	8,882,634
Attributable to non-controlling interests		2,247	4,622	21,972	20,644
Total		2,969,986	4,330,844	9,620,852	8,903,278
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statement of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital		Reserves		Treasury shares		Option for Acquisition of Equity Instrument		Profit Attributed to the Parent		Dividends and Remuneration		Stockholders´ Equity Attributable to the Parent		Financial Assets Measured At Fair Value Through Other Comprehensive Income		Defined Benefits plan		Translation adjustments investment abroad		Gains and losses - Cash flow hedge and Investment		Total		Non-controlling Interests		Total Stockholders´ Equity
Balances at December 31, 2019		57,000,000		34,877,492		(681,135)		(67,000)		16,406,932		(10,800,000)		96,736,289		3,345,283		(3,746,537)		859,370		(543,825)		96,650,580		558,581		97,209,161
Total comprehensive income		-		-		-		-		9,709,246		-		9,709,246		(1,621,635)		664,974		-		130,048		8,882,633		-		8,882,633
Net profit		-		-		-		-		9,709,246		-		9,709,246		-		-		-		-		9,709,246		-		9,709,246
Other comprehensive income		-		-		-		-		-		-		-		(1,621,635)		664,974		-		130,048		(826,613)		-		(826,613)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-		-		-		-		-		-		-		(1,621,635)		-		-		-		(1,621,635)		-		(1,621,635)
Pension plans		-		-		-		-		-		-		-		-		664,974		-		-		664,974		-		664,974
Gain and loss - Cash flow and investment hedge		-		-		-		-		-		-		-		-		-		-		130,048		130,048		-		130,048
Appropriation of net income from prior years		-		16,406,932		-		-		(16,406,932)		-		-		-		-		-		-		-		-		-
Option for Acquisition of Equity Instrument		-		(625,690)		-		67,000		-		-		(558,690)		-		-		-		-		(558,690)		-		(558,690)
Dividends and interest on capital from prior years 11.b		-	-	(10,800,000)	-	-	-	-	-	-	-	9,140,000	-	(1,660,000)	-	-	-	-	-	-	-	-	-	(1,660,000)	-	-	-	(1,660,000)
Dividends and interest on capital	11.b	-		-		-		-		-		-		-		-		-		-		-		-		-		-
Treasury shares	11.d	-		-		(110,469)		-		-		-		(110,469)		-		-		-		-		(110,469)		-		(110,469)
Other		-		291,308		-		-		-		-		291,308		-		-		-		-		291,308		(245,421)		45,887
Balances at september 30, 2020		57,000,000		40,150,042		(791,604)		-		9,709,246		(1,660,000)		104,407,684		1,723,648		(3,081,563)		859,370		(413,777)		103,495,362		313,160		103,808,522

Balances at December 31, 2020		57,000,000		40,414,981		(791,358)		-		13,418,529		(3,837,085)		106,205,067		2,342,129		(3,190,913)		859,370		(438,666)		105,776,987		312,885		106,089,872
Total comprehensive income		-		-		-		-		11,909,648		-		11,909,648		(1,523,867)		101,875		-		(888,775)		9,598,881		21,972		9,620,853
Net profit		-		-		-		-		11,909,648		-		11,909,648		-		-		-		-		11,909,648		21,972		11,931,620
Other comprehensive income		-		-		-		-		-		-		-		(1,523,867)		101,875		-		(888,775)		(2,310,767)		-		(2,310,767)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-		-		-		-		-		-		-		(1,523,867)		-		-		-		(1,523,867)		-		(1,523,867)
Pension plans		-		-		-		-		-		-		-		-		101,875		-		-		101,875		-		101,875
Gain and loss - Cash flow and investment hedge		-		-		-		-		-		-		-		-		-		-		(888,775)		(888,775)		-		(888,775)
Appropriation of net income from prior years		-		13,418,529		-		-		(13,418,529)		-		-		-		-		-		-		-		-		-
Spin-Off	11.a	(2,000,000)		(1,167,674)		-		-		-		-		(3,167,674)		-		-		-		-		(3,167,674)		-		(3,167,674)
Dividends and interest on capital	11.b	-		(3,837,085)		-		-		-		3,837,085		-		-		-		-		-		-		-		-
Dividends and interest on capital	11.b	-		-		-		-		-		(6,400,000)		(6,400,000)		-		-		-		-		(6,400,000)		-		(6,400,000)
Treasury shares	11.d	-		-		76,519		-		-		-		76,519		-		-		-		-		76,519		-		76,519
Other		-		(342,252)		-		-		-		-		(342,252)		-		-		-		-		(342,252)		3,263		(338,989)
Balances as of september 30, 2021		55,000,000		48,486,499		(714,839)		-		11,909,648		(6,400,000)		108,281,308		818,262		(3,089,038)		859,370		(1,327,441)		105,542,461		338,120		105,880,581
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 09/30/2021	01/01 to 09/30/2020
1, Cash Flows From Operating Activities
Net income for the period		11,931,620	9,729,890
Adjustments to profit		78,667,914	(3,653,404)
Depreciation of tangible assets	6-a	1,396,829	1,515,646
Amortization of intangible assets	8	432,324	396,555
Impairment losses on other assets (net)		28,409	17,006
Provisions and Impairment losses on financial assets (net)		14,018,645	15,284,815
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(16,075)	(256,181)
Income from companies accounted by the equity method	5-a	(109,473)	(80,383)
Deferred tax assets and liabilities	12	1,929,454	(14,321,510)
Monetary Adjustment of Escrow Deposits		(330,424)	(219,447)
Recoverable Taxes		(168,902)	(120,220)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(4,912)	2,295
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		62,320,994	(5,823,766)
Other		(828,955)	(48,214)
Net (increase) decrease in operating assets		(70,757,946)	(113,217,873)
Balance with the Brazilian Central Bank		2,357,604	(16,220,070)
Financial Assets Measured At Fair Value Through Profit Or Loss		(29,372,050)	(12,755,060)
Other financial assets measured at fair value through profit or loss		9,572,333	(24,459,244)
Financial Assets Measured at Fair Value in Results Retained for Trading		(211,238)	(196,583)
Financial Assets Measured at Fair Value through Other Comprehensive Income		6,066,298	(9,452,663)
Financial Assets Measured At Amortized Cost		(68,358,436)	(67,341,831)
Other assets		9,187,543	17,207,578
Net increase (decrease) in operating liabilities		(15,164,236)	146,340,483
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		(15,402,168)	22,393,786
Financial Liabilities Measured At Fair Value Through Profit Or Loss		175,295	627,466
Financial liabilities at amortized cost		4,930,455	123,203,540
Other liabilities		(4,867,818)	115,691
Tax paid		(4,273,276)	(784,097)
Total net cash flows from operating activities (1)		404,076	38,414,999
2, Cash Flows From Investing Activities
Investments		(1,862,896)	(1,889,434)
Acquisition of Minority Residual Interest in Subsidiary		-	(3,373)
Tangible assets		(1,166,670)	(1,414,874)
Intangible assets		(455,660)	(471,188)
Non-collective assets for sale		(240,566)	-
Corporate restructuring		-	1
Disposal		1,204,828	774,333
Tangible assets		609,442	181,279
Non-Current Assets Held For Sale		521,339	447,036
Dividends and interest on capital received		74,047	146,018
Total net cash flows from investing activities (2)		(658,068)	(1,115,101)
3, Cash Flows From Financing Activities
Acquisition of own shares		76,519	(110,469)
Issuance of other long-term liabilities		70,744,107	47,640,769
Dividends and interest on capital paid		(6,987,847)	(8,429,908)
Payments of other long-term liabilities		(60,871,621)	(67,167,344)
Interest Payments on Debt Instruments Eligible to Capital		(441,517)	(458,645)
Net increase in non-controlling interests		17,630	(2,123)

Total net cash flows from financing activities (3)		2,537,271	(28,527,720)
Exchange variation on Cash and Cash Equivalents (4)		4,912	(2,295)
Net Increase in Cash and cash equivalents (1+2+3+4)		2,288,191	8,769,883
Cash and cash equivalents at the beginning of the period		28,446,808	21,443,663
Cash and cash equivalents at the end of the period		30,734,999	30,213,546
The accompanying notes from Management are an integral part of these financial statements.

1.     Introduction, presentation of condensed consolidated financial statements and other information

a)     Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041, CJ 281, Building A,  Wtorre JK - Vila Nova Conceição, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issue of the Condensed Consolidated Financial Statements for the period ended on September  30, 2021 at the meeting held on October 26, 2021.

Said Financial Statements and the documents that comprise them, were subject to an unqualified report by the Independent Auditors, a recommendation for approval issued by the Bank's Audit Committee and a favorable opinion from the Fiscal Council of Banco Santander.

b)    Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC) The Financial Statement is interim, following the rules of IAS 34 – Interim Financial Statements. All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c)     Other information

c.1) Adoption of new standards and interpretations

The following changes to standards were adopted for the first time for the year beginning January 1, 2021:

• Amendments to IFRS 9, IAS 39, IFRS 7 "Financial Instruments", IFRS 4 "Insurance Contracts" and IFRS 16 "Leasing": the changes provided for in Phase 2 of the IBOR reform address issues that may affect the financial statements during the reform of a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is January 1, 2021. The Group's contracts linked to LIBOR are being reviewed between the parties and will be updated by the respective alternative rates disclosed, plus a spread. Management assesses that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

The above implementations have had no significant impact on these Financial Statements.

Rules and interpretations that will come into force after September 30, 2021

As of the date of preparation of these condensed consolidated financial statements, the following rules that have an effective adoption date after September 30, 2021 and have not yet been adopted by the Bank are:

· Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: in May 2020, the IASB issued this amendment to clarify that, for the purpose of assessing whether a contract is onerous, the cost of complying with the contract includes the incremental costs of fulfillment of this contract and an allocation of other costs that directly relate to the fulfillment of it. The effective date of application of this amendment is 1st. January 2022.

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 is scheduled for implementation on January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in the financial statements, one of the main changes being the recognition of profits as the insurance services are delivered, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

· Amendment to IFRS 3 “Business Combination”: issued in May 2020, with the aim of replacing the references from the old version of the conceptual framework to the most recent one. The amendment to IFRS 3 is effective from January 1, 2022.

· Annual improvements - 2018-2020 cycle: in May 2020, the IASB issued the following changes as part of the annual improvement process, applicable from January 1, 2022:

(i) IFRS 9 - "Financial Instruments" - clarifies which rates should be included in the 10% test for the write-off of financial liabilities.

(ii) IFRS 16 - "Leasing" - amendment to example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii) IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange variations.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In the consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details in note 2.aa to the Consolidated Financial Statements of December 31, 2020.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which consider the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

The notes 2.e and 46.c8 of the Consolidated Financial Statements of December 31, 2020, present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2020.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

The note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2020, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2020 and September 30, 2021, the date of preparation of these consolidated financial statements.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.

2.     Basis of consolidation

Below are highlighted as controlled, direct and indirect entities and investment funds included in Banco Santander Consolidated Financial Statements. Similar information about companies accounted for by the Bank's equity method is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)			09/30/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	380	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,440	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Santander Corretora de Títulos e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	5,045	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	100.00%	100.00%

Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	0.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	0.00%	50.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	277	-	0.00%	0.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	0.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda	Corretora	19,140	-	0.00%	60.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Investimentos S.A	Corretora	90,400	-	0.00%	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5).

•         Atual - Multimarket Investment Fund Private Credit Investment Abroad (6)

•         Verbena FCVS – Fundo de Investimento em Direitos Creditórios(7)

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) This fund was created and started to be consolidated in September 2017. It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021 and is controlled through Banco Santander Brasil S.A. It holds 100% of the shares in this fund.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

i) Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – celebrated, with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the transaction is carried out, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Collections Ltda.

On August 4, 2021, Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – celebrated, with the partners of Liderança Serviços Especializados em Cobranças Ltda. (“Lederança”), a certain Agreement for the Assignment of Quotas and Other Covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Liderança (“Transaction”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail networks, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory and antitrust approvals.

iii) Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution4Fleet (“Transaction”). Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

iv) Acquisition of equity interest in Car10 Tecnologia e Informação SA and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the conditions precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

v) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepeinto a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

viii) Partial spin-off and segregation of Getnet Acquiring and Services for Payment Means S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

ix) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

x) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, was approved. fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed was registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

xi) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), upon capital reduction in the amounts of R$19,950 million and R$14,770 million, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) SA

xii) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xiii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Integrated Management of Receivables of Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xiv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing Ltda.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing Ltda. (“Toque Fale”) for R$1,099 million, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet

Acquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados Ltda. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

xv) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos SA was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, SA, of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos SA (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xvi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as a Non-Current Asset Held by Sale, at its cost value. In June 2020, with the non-execution of the established plan, Summer became part of the scope of Banco Santander's Consolidated Financial Statements.

xvii) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações SA (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the share capital of Santander Brasil.

3.     Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on September 30, 2021 and December 31, 2020 is shown below:

						09/30/2021
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	30,925,441	-	-	-	-	30,925,441
Loans and amounts due from credit institutions	-	-	-	-	89,953,196	89,953,196
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	89,962,687	89,962,687
Impairment losses (note 3-b.2)	-	-	-	-	(9,491)	(9,491)
Loans and advances to customers	-	-	276,754	-	449,683,506	449,960,260
Of which:
Loans and advances to customers, gross (1)	-	-	276,754	-	476,686,231	476,962,985
Impairment losses (note 3-b.2)	-	-	-	-	(27,002,725)	(27,002,725)
Debt instruments	3,391,553	52,497,741	-	100,547,524	74,516,186	230,953,004
Of which:
Debt instruments	3,391,553	52,497,741	-	100,547,524	76,205,845	232,642,663
Impairment losses (note 3-b.2)	-	-	-	-	(1,689,659)	(1,689,659)
Equity instruments	-	2,068,761	434,204	33,062	-	2,536,027
Trading derivatives	12,457	34,327,397	-	-	-	35,078,253
Total	34,329,451	88,983,899	710,958	100,580,586	614,152,888	838,667,782

						12/31/2020
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	57,354,806	-	-	-	-	57,354,806
Loans and amounts due from credit institutions	-	-	-	-	112,849,776	112,849,776
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	112,858,840	112,858,840
Impairment losses (note 3-b.2)	-	-	-	-	(9,064)	(9,064)
Loans and advances to customers	-	-	60,808	-	393,707,229	393,768,037
Of which:
Loans and advances to customers, gross (1)	-	-	60,808	-	417,761,218	417,822,026
Impairment losses (note 3-b.2)	-	-	-	-	(24,053,989)	(24,053,989)
Debt instruments	3,545,660	68,520,799	-	109,668,214	48,367,791	230,102,464
Of which:
Debt instruments	3,545,660	68,520,799	-	109,668,214	48,945,226	231,679,899
Impairment losses (note 3-b.2)	-	-	-	-	(1,577,435)	(1,577,435)
Equity instruments	-	1,818,276	438,912	72,173	-	2,329,361
Trading derivatives	-	28,127,157	-	-	-	28,127,157
Total	60,900,466	98,466,232	499,720	109,740,387	554,924,796	824,531,601

(1)   As of September 30, 2021, the balance recorded under “Loans and advances to customers” referring to loan portfolio operations assigned is                       R$ 44,292 (12/31/2020 - R$59,820) and R$ 43,879 (12/31/2020 - R$59,713) of “Other financial liabilities - Financial liabilities associated with the transfer of assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in note 2 to the Bank's consolidated financial statements for the year ended December 31, 2020, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated statement of income and except in the case of financial assets measured at value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated shareholders' equity, under “Other comprehensive income”.

The debits or credits in "Other comprehensive income" arising from changes in fair value, remain in the Bank's consolidated shareholders' equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of impairment losses on these instruments, the amounts are no longer recognized in equity under the item "Financial assets measured at fair value through other comprehensive income" and are reclassified to the Consolidated Income Statement by the cumulative amount on that date.

On September 30, 2021, the Bank analyzed changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, the total variations in the fair value of these assets are shown in "Other comprehensive income." Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the period ended on September 30, 2021 and 2020 were the following:

		01/01 a 09/30/2021		01/01 a 09/30/2020
Balance at beginning of the period	.	25,640,488	.	22,625,750
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	.	13,682,414	.	14,400,650
Write-off of impaired balances against recorded impairment allowance	.	(10,621,027)	.	(11,401,982)
Balance at end of the period (Note 3.a)	.	28,701,875	.	25,624,417
Provision for contingent liabilities (note 3.d)	.	749,723	.	705,235
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	29,451,598	.	26,329,651
Loans written-off recovery	.	997,316	.	540,455

Considering the amounts recognized in “Losses due to non-recovery against income” and “Recoveries of loans written off to loss”, “Losses on financial assets - Financial assets measured at amortized cost” (previously classified as Losses on loans and receivables) totaled R$ 12,685,098 and R$ 13,912,998, in the period ended on September 30, 2021 and 2020, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans and advances to customers” considered as non-recoverable due to credit risk in the period ended on September 30, 2021 and 2020 are as follows:

	01/01 a 09/30/2021	01/01 a 09/30/2020
Balance at beginning of the period	22,985,983	23,426,076
Net additions	13,771,632	10,725,560
Write-off of impaired balances against recorded impairment allowance	(10,494,419)	(11,374,434)
Balance at end of the period	26,263,196	22,777,202

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The provision expense that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed client does not comply with its contractual obligations. Below is the movement of these provisions for the period ended on September 30, 2021 and 2020.

	01/01 a 09/30/2021	01/01 a 09/30/2020
Balances at the beginning of the period	724,780	683,917
Constitution of provisions for contingent liabilities	24,943	21,318
Balances at the end of period (Note 3.b.2)	749,723	705,235

4.     Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.     Investments in associates and joint ventures

Joint control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)   Breakdown

			Participation %
	Activity	Country	09/30/2021	12/31/2020
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%

	09/30/2021			12/31/2020
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	12,262,198	12,167,467	74,104	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	10,920,773	10,799,962	120,813	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	-	-	-	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	30	(147)	11,562	39	148
Gestora de Inteligência de Crédito	1,183,570	1,227,633	(53,236)	1,126,424	933,115	(45,410)
Santander Auto S.A.	146,516	139,842	6,674	71,807	38,466	(3,376)
Jointly Controlled by Santander Corretora de Seguros	3,075,271	2,903,308	171,963	2,952,308	1,692,770	68,469
Webmotors S.A.	320,604	278,512	42,092	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,749,863	2,620,213	129,649	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros	3,158	2,829	329	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	1,646	1,754	(107)	2,168	841	247
Significant Influence of Banco Santander	-	-	-	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	-	-	-	126,877	29,391	(225)
Total	15,337,469	15,070,775	246,067	15,979,756	12,977,558	120,091

		Investments			Results
		09/30/2021	12/31/2020		01/01 a 09/30/2021	01/01 a 09/30/2020
Jointly Controlled by Banco Santander		687,713	590,219		40,866	39,852
Banco RCI Brasil S.A.		649,041	544,236		48,192	55,441
Norchem Participações e Consultoria S.A.		-	-		-	333
Estruturadora Brasileira de Projetos S.A. - EBP		1,257	1,273		(16)	16
Gestora de Inteligência de Crédito		18,033	28,680		(10,647)	(13,583)
Campo Grande Empreendimentos		255	255		-	-
Santander Auto S.A.		19,127	15,775		3,337	(2,355)
Jointly Controlled by Santander Corretora de Seguros		591,588	504,766		68,607	40,564

Webmotors S.A.	364,502	316,597	29,464	26,635
Tecnologia Bancária S.A. - TECBAN	225,389	186,357	39,032	13,709
Hyundai Corretora de Seguros	1,209	1,044	165	46
PSA Corretora de Seguros e Serviços Ltda.	488	768	(54)	174
Significant Influence of Banco Santander	-	-	-	(33)
Norchem Holding e Negócios S.A.	-	-	-	(33)
Total	1,279,301	1,094,985	109,473	80,383

(1) Companies with a one-month discount to calculate equity income. For accounting of equity in earnings, used on 30/09/2021 in position 31/08/2021.

(2) Although the participation is less than 20%, the Bank exercises control jointly with entities with the largest shareholders, through the shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Although the participation is greater than 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Car sales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which was not the same created by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the extinction of the company, which depends on the sale of a property. Once sold, proceed with the liquidation of the company and each partner receives his share of the equity.

The Bank has no guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with a risk of loss that can be related to investments for companies with joint control and significant influence

b)Changes

Below are the changes in the balance of this item in the period ended on September 30, 2021 and 2020:

	01/01 a 09/30/2021		01/01 a 09/30/2020
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of period	1,094,985	-	1,049,510	21,252
Adjustment to market value	56,628	-	(18,050)	-
Add / Lower	-	-	(2,625)	-
Equity in earnings of subsidiaries	109,473	-	80,416	(33)
Dividends proposed / received	18,215	-	(741)	(239)
Jointly Controlled Capital Increase	-	-	5,998	-
Balance at end of period	1,279,301	-	1,114,508	20,980
Total Investments		1,279,301		1,135,488

c)Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in September 30, 2021, and December 31, 2020.

d)Other information

Details of the principal jointly controlled entities:

•         Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

•         Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

6.     Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the period ended September 30, 2021 and 2020.

a)Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Addition	99,843	1,359	650,104	415,364	-	1,166,670
Write-off	(19,764)	(523,214)	(66,464)	-	-	(609,442)
Depreciation of the period	(85,905)	(291,132)	(611,472)	(408,320)	-	(1,396,829)
Impairment / Reversal in the period	-	-	31,261	-	-	31,261
Transfers	(19,122)	778,956	(771,041)	-	-	(11,207)
Balance as of setember 30, 2021	1,863,329	1,504,071	2,904,062	2,458,242	(12,140)	8,717,564

Balance as of December 31, 2019	1,997,033	1,307,110	3,948,795	2,526,965	2,053	9,781,956
Addition	54,930	342,816	556,985	442,788	-	1,397,519
Write-off	(11,092)	17,355	(55,987)	(114,200)	-	(163,924)
Depreciation of the period	(67,740)	(389,652)	(627,378)	(430,876)	-	(1,515,646)
Impairment / Reversal in the period	-	-	9,733	-	-	9,733
Transfers	(5,401)	177,287	(164,814)	-	(805)	6,267
Balance as of setember 30, 2020	1,967,730	1,454,916	3,667,334	2,424,677	1,248	9,515,905

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b)Losses due to non-recovery

In the period ended September 30, 2021, there was no impact of an impairment expense.

Tangible asset purchase commitments

In the period ended September 30, 2021, the Bank has R$ 372,497 million in contractual commitments for the acquisition of tangible assets (12/31/2020 - R$0).

7.     Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 1.v) and has been allocated according to the operating segments (note 15).

Based on the assumptions described above, no impairment of goodwill was identified as of December 31, 2020. During the first quarter of 2021, no indications of impairment of goodwill were identified.

	09/30/2021	12/31/2020
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,215,749
Olé Consignado	62,800	62,800
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet S.A.	-	1,039,304
Return Capital Serviços e Recuperação de Créditos S.A.	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381
Toro corretora de Títulos e valores Mobiliários LTDA	305,937	-
Paytec Tecnologia em pagamentos LTDA	14,335	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	9,838	-
Total	27,652,759	28,360,137

Commercial Bank
12/31/2020
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)	5 years
Perpetual growth rate	4.3%
Discount rate (2)	12.4%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2020 was 19.56%.

The impairment test was carried out during the period of 2020. Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. In the period ended September 30, 2021, there was no evidence of impairment that would lead to the need to update the test carried out in 2020 before its regular performance.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

8.     Intangible assets - Other intangible assets

The movement of other intangible assets in the period ended September 30, 2021 and 2020, was as follows:

	Movement of:
	12/31/2020 to 09/30/2021			12/31/2019 to 09/30/2020
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	2,367,388	38,973	2,406,361	2,178,691	42,093	2,220,784
Addition	651,896	37,490	689,386	575,779	4,232	580,011
Write-off	(226,084)	(7,642)	(233,726)	(100,248)	(8,575)	(108,823)
Transfers	60,745	(54)	60,691	37,147	4,252	41,399
Amortization	(425,527)	(6,797)	(432,324)	(392,530)	(4,025)	(396,555)
Impairment (1)	-	(3,407)	(3,407)	(20,477)	-	(20,477)
Final balance	2,428,418	58,563	2,486,981	2,278,362	37,977	2,316,339
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

(1) In 2021 and 2020, it refers to the impairment of assets in the acquisition and development of software. The loss on the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.     Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on September 30, 2021 and December 31, 2020:

				09/30/2021
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	135,683,666	135,683,666
Customer deposits	-	-	462,998,764	462,998,764
Marketable debt securities	-	-	69,264,298	69,264,298
Trading derivatives	37,576,115	-	-	37,576,115
Short positions	24,665,007	-	-	24,665,007
Debt Instruments Eligible to Compose Capital	-	-	13,957,208	13,957,208
Other financial liabilities	-	7,213,762	56,954,643	64,168,405
Total	62,241,122	7,213,762	738,858,579	808,313,463

				12/31/2020
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	131,656,962	131,656,962
Customer deposits	-	-	445,813,972	445,813,972
Marketable debt securities	-	-	56,875,514	56,875,514
Trading derivatives	31,835,344	-	-	31,835,344
Short positions	45,807,946	-	-	45,807,946
Debt Instruments Eligible to Compose Capital	-	-	13,119,660	13,119,660
Other financial liabilities	-	7,038,467	59,822,683	66,861,150
Total	77,643,290	7,038,467	707,288,791	791,970,548

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	09/30/2021	12/31/2020
Demand deposits (1)	584,792	296,340
Time deposits (2)	96,128,539	76,489,490
Repurchase agreements	38,970,335	54,871,132
Of which:
Backed operations with Private Securities (3)	14,295,487	13,843,463
Backed operations with Government Securities	24,674,848	41,027,669
Total	135,683,666	131,656,962

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	09/30/2021	12/31/2020
Demand deposits	99,489,245	97,760,548
Current accounts (1)	35,443,961	35,550,105
Savings accounts	64,045,284	62,210,443
Time deposits	258,852,621	269,929,085
Repurchase agreements	104,656,898	78,124,340
Of which:
Backed operations with Private Securities (2)	3,082,679	14,944,250
Backed operations with Government Securities	101,574,219	63,180,090
Total	462,998,764	445,813,972

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	09/30/2021	12/31/2020
Real Estate Credit Notes - LCI (1)	17,346,802	18,846,138
Eurobonds	12,380,962	9,399,277
Treasury Bills (2)	21,885,040	12,749,911
Agribusiness Credit Notes - LCA	15,051,071	14,746,831
Guaranteed Real Estate Bill - LIG (3)	2,600,423	1,133,356
Total	69,264,298	56,875,514

(1) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of September 30, 2021, they have a maturity between 2021 and 2027 (12/31/2020 - with a maturity between 2020 and 2026).

(2) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and an early redemption permit of only 5% of the amount issued. As of September 30, 2021, they have a maturity between 2021 and 2026 (12/31/2020 - with a maturity between 2020 and 2025).

(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of September 30, 2021, they have a maturity between 2021 and 2035 (12/31/2020 - with a maturity between 2021 and 2022).

The changes in the balance of "Bonds and securities" in the period ended September 30, 2021 and 2020 were as follows:

	01/01 a 09/30/2021	01/01 a 09/30/2020
Balance at beginning of the period	56,875,514	73,702,474
Issues	70,744,108	47,640,769
Payments	(60,871,621)	(67,167,344)
Interest	2,218,807	3,057,033
Exchange differences and other	297,490	2,994,329
Balance at end of the period	69,264,298	60,227,261

The composition of Eurobonds and other securities is as follows:

					09/30/2021	12/31/2020
	Issuance	Maturity	Currency	Interest Rate (p.a.)	Total	Total
Eurobonds	2017	2021	BRL	4.4%	-	14,469
Eurobonds	2017	2024	USD	2,4% a 10,0%	-	853,929
Eurobonds	2018	2024	USD	6,6% a 6,7%	-	1,625,192
Eurobonds	2018	2025	USD	Até 9%	112,999	1,720,187
Eurobonds	2019	2025	USD	0% a 4,4%	218,245	-
Eurobonds	2019	2026	USD	0% a 4,4%	75,451	-
Eurobonds	2019	2027	USD	0% a 4,4%	660,447	1,279,507
Eurobonds	2020	2021	USD	CDI + 1,9%	-	170,257
Eurobonds	2020	2021	USD	0% a 4,4%	477,527	3,252,482
Eurobonds	2020	2022	USD	CDI + 1,9%	-	121,926
Eurobonds	2020	2022	USD	0% a 4,4%	300,715	16,923
Eurobonds	2020	2023	USD	0% a 8%	-	22,888
Eurobonds	2020	2023	USD	CDI + 1,9%	-	223,435
Eurobonds	2020	2023	USD	0% a 4,4%	447,525	-
Eurobonds	2020	2024	USD	CDI + 1,9%	-	98,082
Eurobonds	2020	2025	USD	0% a 4,4%	45,470	-
Eurobonds	2021	2021	USD	0% a 4,4%	1,170,853	-
Eurobonds	2021	2022	USD	0% a 4,4%	1,422,111	-
Eurobonds	2021	2022	USD	CDI + 2,65%	333,676	-
Eurobonds	2021	2023	USD	CDI + 2,65%	336,968	-
Eurobonds	2021	2023	USD	0% a 4,4%	181,139	-
Eurobonds	2021	2024	USD	0% a 4,4%	65,299	-
Eurobonds	2021	2026	USD	0% a 4,4%	2,319,764	-
Eurobonds	2021	2026	USD	Até 9%	1,668,261	-
Eurobonds	2021	2031	USD	0% a 4,4%	2,214,924	-
Eurobonds	2021	2031	USD	CDI+6,4%	329,587	-
Total					12,380,961	9,399,277

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	09/30/2021	12/31/2020
Tier I (1)	nov-18	No Maturity (Perpetual)	$1.250	7.3%	6,993,690	6,554,451
Tier II (1)	nov-18	nov-28	$1.250	6.1%	6,963,518	6,565,209
Total					13,957,208	13,119,660

(1) Interest paid semi-annually, as of May 8, 2019.

These instruments were acquired in their issuance, substantially, by Banco Santander Espanha (Note 16.d).

The variations in the balance of "Debt Instruments Eligible to Capital" in period ended September 30, 2021 and 2020 were as follows:

	01/01 a 09/30/2021	01/01 a 09/30/2020
Balance at beginning of the period	13,119,660	10,175,961
Interest payment Tier I (1)	356,106	392,105
Interest payment Tier II (1)	302,057	305,360

Foreign exchange variation	620,901	4,058,951
Payments of interest - Tier I	(238,419)	(248,611)
Payments of interest - Tier II	(203,098)	(210,034)
Balance at end of the period	13,957,207	14,473,733

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.   Provision for legal and administrative proceedings, commitments and other provisions

a)Breakdown

The breakdown of the balance of “Provisions” is as follows:

	09/30/2021	12/31/2020
Pension fund provisions and similar requirements	3,144,903	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions	8,930,872	9,885,713
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	7,903,951	8,648,892
Of which:
Civil	2,958,557	3,429,155
Labor	2,596,013	2,886,990
Tax and Social Security	2,349,381	2,332,747
Provision for contingent liabilities (Note 3 b.2)	749,723	724,779
Other provisions	276,702	511,546
Total	12,075,775	13,814,978

b)Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are made based on the probable risk of loss, in the law and in the case law, in accordance with the assessment of loss carried out by the legal advisors.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from

Judicial and administrative proceedings.

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

PIS and Cofins - R$ 4,042,250 (12/31/2020 - R$3,993,873): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss is classified as probable, based on the opinion of legal counsel.

Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$ 936,954 (12/31/2020 - R$924,457): in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during 2000, 2001 and 2002. The administrative process ended unfavorably for both companies. On

July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action was ruled groundless, which gave rise to the lodging of an Appeal. On December 8, 2020, the appeal was heard, maintaining the first-degree sentence. Against this decision, Embargoes of Declaration were opposed. Based on the opinion of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) – R$ 51,823 (12/31/2020 - R$51,409): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions- R$ 289,518 (12/31/2020 - R$263,183): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 10.b.4 – Possible Risk Loss).

b.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Banespa employees. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant, and AFABESP filed an appeal, however so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be determined in regular settlement of the sentence.

On September 30, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss.

b.3) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existence of their account and balance in the birthday date of the index’s changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

The STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years. The approval of the terms of the additive occurred on June 3, 2020.

The Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$ 27,845 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2021, the amounts related to these proceedings totaled approximately R$ 6,217 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On September 30, 2021, the amounts related to these proceedings totaled approximately R$ 3,997 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On September 30, 2021, the amounts related to these proceedings totaled approximately R$ 5,209 million.

• Goodwill Amortization of Banco Real - the Federal Revenue Service issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounts before its incorporation, could not be deducted by Banco Santander for tax purposes. The infraction notice was duly challenged and we are currently awaiting judgment by CARF. As of September 30, 2021, the amount was approximately R$ 1,456 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2021, the amount related to this claim is approximately R$ 1,166 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of September 30, 2021, the amount was R$1,084 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On September 30, 2021, the amounts related to these proceedings totaled approximately R$ 654 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil - Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative ended unfavorably. On July, 2020, the company filed a lawsuit seeking to cancel tax debts. This lawsuit is currently awaiting judgment. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of September 30, 2021, the amount related to this lawsuit is approximately R$ 493 million.

The labor claims with classification of loss risk as possible totaled R$ 249 million, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$ 1.620 million, being the main lawsuits as follow:

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to civil lawsuits in the amounts of R$ 496 (12/31/2020 - R$496), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

11.   Stockholders’ equity

a)Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billions of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			09/30/21			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	109,696	135,262	244,958	109,885	135,438	245,323
Foreign Residents	3,708,999	3,544,574	7,253,573	3,708,810	3,544,398	7,253,208
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,821)	(15,821)	(31,642)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,874	3,664,015	7,466,889	3,799,866	3,661,007	7,460,873

b)Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

CMN Resolution N. 4,885, of December 23, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to remunerate their capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No. 6,404/76; or ii) minimum mandatory dividends established by article 202 of Law No. 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The standard also prohibits the reduction of capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

The following distribution of dividends and interest on capital made on September 30, 2021, and December 31, 2020.

							9/30/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends(1)(3)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(3)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Total	6,400,000

(1) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

(2) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020.

(3) They were fully imputed to the mandatory minimum dividends distributed by the Bank for the year 2020.

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113.71	125.08	238.79	96.65	106.32	202.97
Interest on Capital (2)(5)	770,000	98.37	108.21	206.59	83.62	91.98	175.60
Interest on Capital (3)(5)	1,000,000	127.76	140.54	268.30	108.59	119.45	228.05
Interest on Capital (4)(5)	665,000	84.96	93.45	178.42	72.21	79.44	151.65
Dividends(6)(5)	512,085	65.42	71.96	137.39	65.42	71.96	137.39
Total	3,837,085

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2020, paid on February 1, 2021, without any monetary restatement.

(5) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2020.

6) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

c)Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d)Treasury shares

In the meeting held on February 2, 2021, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2020, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2020, the Bank held 355,661,814 common shares and 383,466,228 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long-Term Incentive Plans. The term of the Buyback Program is 18 months counted from February 3, 2021, and will expire on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	09/30/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702
Shares Acquisitions	90	5,052
Payment - Share-Based Compensation	(3,098)	(2,925)
Treasury Shares at Beginning of the Period	15,821	18,829
Subtotal - Treasury Shares in Thousands of Reais	713,068	789,587
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	714,839	791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	33.85	33.24
Maximum Cost (*)	49.55	49.55
Share Price	40.50	44.83

(*) Considering since the beginning of operations on the stock exchange.

12.   Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 a 09/30/2021	01/01 a 09/30/2020
Operating Income before Tax	19,660,520	(1,392,250)
Tax (25% of Income Tax and 25% of Social Contribution)	(9,826,347)	626,513
PIS and COFINS (net of income tax and social contribution) (1)	(1,231,304)	(848,010)
Non - Taxable/Indeductible :
Equity instruments	54,736	45,086
Goodwill	(586,700)	(139,227)
Exchange variation - foreign operations (2)	469,771	9,032,479

Interest on capital	1,329,302	733,500
Net Indeductible Expenses of Non-Taxable Income (3)	(420,748)	46,432
Adjustments:
IR/CS Constitution on temporary differences	270,303	544,467
CSLL Tax rate differential effect (4)	969,053	294,962
Others Adjustments	1,321,301	785,938
Income tax and Social contribution	(7,650,633)	11,122,140
Of which:
Current taxes	(6,245,651)	(3,199,370)
Deferred taxes	(1,404,982)	14,321,510
Taxes paid in the period	4.273.276	-

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

(4) Effect of the rate differential for other non-financial and financial corporations, which social contribution rates are 9% and 20%.

Exchange Hedge of Grand Cayman, branch in Luxembourg

Banco Santander operates an agency in the Cayman Islands and a branch in Luxembourg, which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments were not taxable, but as of January 2021, they became taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14.031, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad should be computed in the determination of the real profit and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of the IRPJ and CSLL.

The different tax treatment of these exchange differences results in volatility in "Operating income before taxation" and in the "Income tax" account. After following the effects of the operations carried out, as well as the total effect of the foreign exchange hedge for the period ended on September 30, 2021 and 2020.

	01/01 a 09/30/2021	01/01 a 09/30/2020
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	2,436	21,807,261
Gains (losses) on financial assets and liabilities	(4,058)
Result generated by derivative contracts used as hedge	-	(40,098,666)
Income Taxes	167
Tax effect of derivative contracts used as hedge - PIS / COFINS	-	772,189
Tax effect of derivative contracts used as hedge - IR / CS	1,455	17,519,216

13.   Detailing of income accounts

a)   Personnel expenses

	01/07 a 09/30/2021	01/07 a 09/30/2020	01/01 a 09/30/2021	01/01 a 09/30/2020
Salary	1,456,971	1,457,924	4,263,604	4,409,288
Social security costs	344,950	319,283	953,979	980,942
Benefits	348,721	338,207	1,026,095	1,043,675
Defined benefit pension plans	1,590	2,666	4,826	7,366
Contributions to defined contribution pension funds	37,400	29,973	120,408	97,467
Share-based payment costs	7,475	6,358	14,878	15,180
Training	13,849	7,612	35,848	32,213
Other personnel expenses	67,100	66,577	206,703	142,242
Total	2,278,056	2,228,600	6,626,341	6,728,373

b)   Other Administrative Expenses

	01/07 a 09/30/2021	01/07 a 09/30/2020	01/01 a 09/30/2021	01/01 a 09/30/2020
Property, fixtures and supplies	215,368	175,587	596,210	568,520
Technology and systems	699,384	561,807	1,841,890	1,631,717
Advertising	149,144	138,801	406,558	406,679
Communications	94,073	116,943	245,955	345,319
Subsistence allowance and travel expenses	19,774	16,474	48,633	62,037
Taxes other than income tax	49,857	5,017	101,293	40,918
Surveillance and cash courier services	138,165	150,741	463,175	459,222
Insurance premiums	9,797	4,455	19,051	11,726
Specialized and technical services	500,206	611,453	1,529,051	1,725,683
Other administrative expenses	223,615	331,006	706,367	649,613
Total	2,099,383	2,112,284	5,958,183	5,901,434

14.   Employee Benefit Plan

a)   Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Settlement Typ	Period Vesting	Exercise/Settlement Period		01/01 a 09/30/2021	01/01 a 09/30/2020
Local	Santander Actions (Brazil)	01/2019 a 12/2021	2022 e 2023	R$4,216,667	(*)	R$4,550,000
		01/2020 a 12/2022	2023	R$3,668,000	(*)	R$4,000,000
		01/2020 a 12/2022	2023 e 2024	R$3,326,667	(*)	R$5,270,000
		01/2021 a 06/2024	2024	R$10,150,000	(*)	R$-
		01/2021 a 12/2023	2023	R$1,500,000	(*)	R$-
		07/2019 a 06/2022	2022	123,158	SANB11	123,158.22 SANB11
		09/2020 a 09/2022	2022	351,352	SANB11	450,737.84 SANB11
		01/2020 a 09/2023	2023	225,961	SANB11	281,030.94 SANB11
		01/2021 a 12/2022	2023	177,252	SANB11	-
		01/2021 a 12/2023	2024	327,065	SANB11	-
		01/2021 a 01/2024	2024	35,244	SANB11	-
Global	Santander Spain shares and stock options	2023		309,576	SAN (**)	318,478 SAN (**)
		2023, com limite para exercício das opções até 2030		1,618,445	Opções s/ SAN (**)	1,664,983 Opções s/ SAN (**)
		02/2024		135,632	SAN (**)
		02/2024, com limite para exercício das opções até 02/2029		404,630	Opções s/ SAN (**)
Balance of Plans on September 30, 2021				R$22,861,33(*)		R$13,820,000
				1,240,033	SANB11	854,927 SANB11
				445,208	SAN	318,478 SAN
				2,023,075.00	Opções s/ SAN	1,664,983.00 Opções s/ SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses /Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

a)     Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Consolidated
		01/01 a 09/30/2021	01/01 a 09/30/2020
Program	Settlement Type
Local	Santander Actions (Brazil)	14,681.63	-
Global	Santander Spain shares and stock options	2,738.22	-

b)    Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 09/30/2021	01/01 to 09/30/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	6,597	2,235
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	7,488	2,716

15.   Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a) That operates in activities from which it may earn income and incur expenses (including income and expenses related to operations with other components of the same entity);

(b) Whose operating results are regularly reviewed by the entity's main responsible for operating decisions related to the allocation of resources to the segment and the assessment of its performance, and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment which includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Bank segment) and the Global Wholesale Bank segment, which includes Investment Banking and Markets, including treasury and stock business departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branch and its subsidiary in Spain, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

01/07 to 09/30/2021	01/07 to 09/30/2020

(Condensed) Income Statemen	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	12,783,802	609,527	13,393,329	10,313,064	803,552	11,116,616
Income from equity instruments	5,068	7,467	12,535	812	4,661	5,473
Income from companies accounted for by the equity method	26,629	6,319	32,948	23,396	7,568	30,964
Net fee and commission income	3,301,328	350,940	3,652,268	3,463,826	562,741	4,026,567
Gains (losses) on financial assets and liabilities and exchange differences (1)	(2,776,469)	97,261	(2,679,208)	(1,582,826)	367,994	(1,214,832)
Other operating income/(expenses)	(188,495)	(9,830)	(198,325)	42,215	(26,458)	15,757
TOTAL INCOME	13,151,863	1,061,684	14,213,547	12,260,487	1,720,058	13,980,545
Personnel expenses	(2,156,365)	(121,691)	(2,278,056)	(2,049,186)	(179,414)	(2,228,600)
Other administrative expenses	(1,990,063)	(109,320)	(2,099,383)	(1,940,678)	(171,606)	(2,112,284)
Depreciation and amortization	(558,188)	(15,128)	(573,316)	(641,956)	(23,331)	(665,287)
Provisions (net)	(560,466)	(5,920)	(566,386)	(383,099)	(5,123)	(388,222)
Net impairment losses on financial assets	(4,768,956)	(2,833)	(4,771,789)	(3,841,392)	5,584	(3,835,808)
Net impairment losses on other financial assets	(18,232)	(308)	(18,540)	8,256	(12,993)	(4,737)
Other financial gains/(losses)	(63,564)	-	(63,564)	9,474	-	9,474
OPERATING INCOME BEFORE TAX (1)	3,036,028	806,485	3,842,513	3,421,906	1,333,175	4,755,081
Hedge Cambial (1)	2,380	-	2,380	1,366,110	-	1,366,110
OPERATING INCOME BEFORE TAX (1)	3,038,408	806,485	3,844,893	4,788,016	1,333,175	6,121,191

			01/01 to 09/30/2021			01/01 to 09/30/2020
(Condensed) Income Statemen	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	35,439,351	2,164,218	37,603,569	31,203,762	2,042,216	33,245,978
Income from equity instruments	7,626	19,098	26,724	2,711	21,364	24,075
Income from companies accounted for by the equity method	86,618	22,855	109,473	58,419	21,964	80,383
Net fee and commission income	10,011,926	1,440,096	11,452,022	10,378,516	1,416,871	11,795,387
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,851,119)	1,331,898	(519,221)	(18,194,266)	1,666,587	(16,527,679)
Other operating income/(expenses)	(535,959)	(109,699)	(645,658)	(335,071)	(87,676)	(422,747)
TOTAL INCOME	43,158,444	4,868,465	48,026,909	23,114,071	5,081,326	28,195,397
Personnel expenses	(6,141,308)	(485,033)	(6,626,341)	(6,181,615)	(546,758)	(6,728,373)
Other administrative expenses	(5,572,312)	(385,871)	(5,958,183)	(5,471,808)	(429,626)	(5,901,434)
Depreciation and amortization	(1,768,862)	(60,291)	(1,829,153)	(1,845,562)	(66,638)	(1,912,200)
Provisions (net)	(1,341,569)	8,022	(1,333,547)	(1,358,331)	(13,486)	(1,371,817)
Net impairment losses on financial assets	(12,854,296)	169,198	(12,685,098)	(13,932,016)	19,018	(13,912,998)
Net impairment losses on other financial assets	(27,640)	(769)	(28,409)	23,990	(40,996)	(17,006)
Other financial gains/(losses)	16,075	-	16,075	256,181	-	256,181
OPERATING INCOME BEFORE TAX (1)	15,468,532	4,113,721	19,582,253	(5,395,089)	4,002,839	(1,392,250)
Hedge Cambial (1)	1,455	-	1,455	17,519,216	-	17,519,216
OPERATING INCOME BEFORE TAX (1)	15,469,987	4,113,721	19,583,708	12,124,127	4,002,839	16,126,966

(1) Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in the Tax line.

			09/30/2021			12/31/2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	844,699,596	100,882,844	945,582,440	839,962,420	96,239,065	936,201,485
Loans and advances to customers	371,341,050	78,619,210	449,960,260	317,553,409	76,214,628	393,768,037
Customer deposits	342,855,125	120,143,639	462,998,764	322,328,033	123,485,939	445,813,972

16.   Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a)   Key-person management compensation

The Board of Directors' meeting, held on March 26, 2021, approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$433,940 for the first quarter of 2021, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 30, 2021.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	07/01 to 09/30/2021	01/01 to 09/30/2021	07/01 to 09/30/2020	01/01 to 09/30/2020
Fixed Compensation	23,428	67,576	22,410	66,305
Variable Compensation - in cash	21,349	76,379	11,719	71,710
Variable Compensation - in shares	16,049	70,574	19,379	67,953
Others	22,570	46,919	12,680	34,657
Total Short-Term Benefits	83,396	261,448	66,188	240,625
Variable Compensation - in cash	11,984	82,946	8,950	86,933
Variable Compensation - in shares	13,663	87,107	28,277	84,422
Total Long-Term Benefits	25,647	170,053	37,227	171,355
Total	109,043	431,501	103,415	411,980

Additionally, in the period ended on September 30, 2021, charges were paid on management compensation in the amount of R$23,377 (09/30/2020 - R$20,687).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation and its benefits will be discontinued.

b)   Credit operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on September 30, 2021, and December 31, 2020:

						Shares in Thousands
						09/30/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,909	0.1%	4,969	0.1%	9,878	0.1%
Others	357,795	9.4%	385,539	10.5%	743,334	9.9%
Total Outstanding	3,802,874	99.6%	3,664,015	99.6%	7,466,889	99.6%
Treasury Shares	15,821	0.4%	15,821	0.4%	31,642	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,795	9.4%	385,539	10.5%	743,334	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,034	0.1%	4,034	0.1%	8,067	0.1%
Others	355,662	9.3%	383,466	10.4%	739,128	9.8%
Total Outstanding	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

				09/30/2021			12/31/2020
	Parent (1)		Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	3,026,911		3,347	19,732,566	2,966,012	3,589,575	8,962,950
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(101,102)		-	(2,391,215)	(1,326,965)	-	(2,527,296)
Banco Santander, S.A. - Espanha	(101,102)		-	-	(1,326,965)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-		-	-	-	-	(211,154)
Santander FI Santillana Multimercado Crédito Privado (2)	-		-	(2,312,501)	-	-	(2,316,142)
Apolo Fundo de Investimento em Direitos Creditórios	-		-	(78,714)	-	-	-
Loans and amounts due from credit institutions	3,049,878		850	21,017,567	4,240,680	3,587,028	10,446,557
Banco Santander, S.A. - Espanha (3)	3,049,878		-	-	4,240,680	-	-
PSA Corretora de Seguros e Serviços Ltda	-	-	-	-	-	-	113
Santander Digital Assets, SL	-		-	-	-	-	8,105
Santander Bank, National Association	-		-	1,087,880	-	-	10,315,450
Banco Santander Totta, S.A. (2)	-		-	1,938	-	-	1,250
Santander Bank Polska S.A. (2)	-		-	201	-	-	171
Santander UK plc	-		-	89,054	-	-	92,703
Banco Santander, S.A. – México (2)	-		-	-	-	-	27,993
Banco RCI Brasil S.A.	-		850	-	-	3,587,028	-
Hyundai Corretora de Seguros Ltda	-		-	3	-	-	3
Santander Merchant Platform Soluções Tecnológicas Brasil Ltda.	-		-	-	-	-	45
Super Pagamentos e Administração de Meios Eletrônicos S.A	-		-	-	-	-	532
Santander Global Technology, S.L., SOCI	-		-	192	-	-	192
Getnet	-		-	19,838,299	-	-	-
Loans and other values with customers	224		-	966,980	-	-	998,063
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-		-	792,897	-	-	823,467
Zurich Santander Brasil Seguros S.A.	-		-	78,056	-	-	57,081
Banco Santander, S.A. - Espanha (1)	224		-	-	-	-	224
Isban Mexico, S.A. de C.V.	-		-	122	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-		-	23	-	-	23
Santander Brasil Gestão de Recursos Ltda	-		-	169	-	-	169
Webmotors S.A.	-		-	-	-	-	18,455
Gestora de Inteligência de Crédito	-		-	66,667	-	-	66,667
Loop Gestão de Patios S.A.	-		-	10,264	-	-	11,966
Super Pagamentos e Administração de Meios Eletrônicos S.A	-		-	-	-	-	-
Key Management Personnel (6)	-		-	18,782	-	-	19,889
Other Assets	77,911		2,497	121,576	52,297	2,547	34,589
Banco Santander, S.A. - Espanha	77,911		-	-	52,297	-	-
Banco RCI Brasil S.A.	-		2,497	-	-	2,547	-
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-		-	44,132	-	-	34,589
Getnet	-		-	15	-	-	-
Santander Global Technology, S.L., SOCI	-		-	77,429	-	-	-
Warranties and Limits	-		-	17,658	-	-	11,038
Key Management Personnel	-		-	17,658	-	-	11,038
Liabilities	(27,722,737)		(63,599)	(8,436,465)	(24,084,795)	(226,046)	(1,779,587)
Deposits from credit institutions	(13,620,045)		(63,599)	(7,307,862)	(10,456,623)	(226,046)	(37,214)
Banco Santander, S.A. - Espanha	(13,620,045)		-	-	(10,456,623)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-		-	-	-	-	(36,390)
Loop Gestão de Pátios S.A.	-		-	-	-	-	(824)
Banco RCI Brasil S.A.	-		(63,599)	-	-	(226,046)	-
Banco Santander (Suisse), S.A.	-		-	(1,095,622)	-	-	-
Getnet	-		-	(6,212,240)	-	-	-
Securities	-		-	(121,427)	-	-	(117,368)
Key Management Personnel	-		-	(121,427)	-	-	(117,368)
Customer deposits	-		-	(230,306)	-	-	(869,888)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-		-	(39,590)	-	-	(64,836)
Santander Brasil Gestão de Recursos Ltda	-		-	(43,781)	-	-	(335)
Webmotors S.A.	-		-	(4,117)	-	-	(1,411)
Santander Caceis Brasil DTVM S.A.	-		-	(5,594)	-	-	(581,543)
Santander Brasil Asset (2)	-		-	-	-	-	(100)
Gestora de Inteligência de Crédito	-		-	(53,100)	-	-	(149,257)
Getnet	-		-	(30,244)	-	-	-
Key Management Personnel	-		-	(40,713)	-	-	(36,762)
Others	-		-	(13,167)	-	-	(35,644)
Other Liabilities - Dividends and Interest on Capital Payable	-		-	-	(508,491)	-	-
Banco Santander, S.A. - Espanha	-		-	-	(195)	-	-
Grupo Empresarial Santander, S.L. (1)	-		-	-	(239,890)	-	-
Sterrebeeck B.V. (1)	-		-	-	(268,406)	-	-
Other Liabilities	(145,484)		-	(776,871)	(21)	-	(755,117)
Banco Santander, S.A. - Espanha	(145,484)		-	-	(21)	-	-
Santander Brasil Asset (2)	-		-	-	-	-	(95)
Santander Caceis Brasil DTVM S.A.	-		-	(11,656)	-	-	(9,373)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-		-	(26,218)	-	-	(78,686)
Getnet	-		-	(407,106)	-	-	-
Key Management Personnel	-		-	(231,809)	-	-	(633,276)
Others	-		-	(100,082)	-	-	(33,687)
Debt Instruments Eligible for Capital	(13,957,208)		-	-	(13,119,660)	-	-
Banco Santander, S.A. - Espanha	(13,957,208)		-	-	(13,119,660)	-	-

(1) Most of the balance refers to investments in foreign currency (overnight investments) maturing on April 1, 2021 and interest of up to 0.09% p.a. between Banco Santander Brasil and Banco Santander New York.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) On September 30, 2021, refers to the cash of R$ 963,516 (12/31/2020 - R$2,459,371).

(4) Significant influence of Banco Santander Espanha.

(5) The balance with key management personnel refers to operations contracted before the term of the mandates.

			01/01 a 09/30/2021			01/01 a 09/30/2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(36,047)	37,036	1,206,812	(1,805,465)	151,900	1,071,623
Interest and similar income - Loans and amounts due from credit institutions	5,902	-	70,793	12,876	147,441	1,020
Banco Santander, S.A. - Espanha	5,902	-	-	12,876	-	-
Banco RCI Brasil S.A.	-	-	-	-	147,441	-
Apolo Fundo de Investimento em Direitos Creditórios	-	-	69,372	-	-	-
Key Management Personnel (2)	-	-	1,421	-	-	1,020
Warranties and Limits	-	-	63	-	-	42
Key Management Personnel (2)	-	-	63	-	-	42
Interest expense and similar charges - Customer deposits	(88,585)	-	(452,001)	(516,794)	(4,987)	(26,876)
Santander Brasil Gestão de Recursos Ltda	-	-	(372)	-	-	(3,757)
Gestora de Inteligência de Crédito	-	-	(1,535)	-	-	(449)
Webmotors S.A.	-	-	(92)	-	-	(2)
Banco Santander, S.A. - Espanha	(88,585)	-	-	(516,794)	-	-
Banco RCI Brasil S.A.	-	-	-	-	(4,987)	-
Santander Securities Services Brasil DTVM S.A.	-	-	-	-	-	(11,962)
SAM Brasil Participações	-	-	-	-	-	(1)
Real Fundo de Investimento Multimercado Santillana Credito Privado (1)	-	-	(1)	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	(6,164)
Santander Asset Management, S.A. SGIIC.	-	-	-	-	-	(384)
Getnet	-	-	(14,685)	-	-	-
Banco Santander (Suisse), S.A	-	-	(2,634)	-	-	-
Key Management Personnel (2)	-	-	(431,539)	-	-	(3,536)
Others	-	-	(1,143)	-	-	(621)
Fee and commission income (expense)	-	37,036	2,587,756	(2,002)	9,446	2,311,981
Banco Santander, S.A. - Espanha	-	-	-	(2,002)	-	-
Banco RCI Brasil S.A.	-	37,036	-	-	9,446	-
Banco Santander International	-	-	33,653	-	-	34,227
Webmotors S.A.	-	-	-	-	-	167
Zurich Santander Brasil Seguros S.A. (3)	-	-	310,449	-	-	232,584
Zurich Santander Brasil Seguros e Previdência S.A. (3)	-	-	2,147,366	-	-	2,028,772
Getnet	-	-	95,875	-	-	-
Key Management Personnel (2)	-	-	273	-	-	186
Others	-	-	140	-	-	16,045
Gains (losses) on financial assets and liabilities and exchange differences (net)	192,099	-	(538,601)	(510,883)	-	(366,296)
Banco Santander, S.A. - Espanha	192,099	-	-	(510,883)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (1)	-	-	60,509	-	-	(401,062)
Santander Securities Services Brasil DTVM S.A.	-	-	(18,933)	-	-	(3,418)
Zurich Santander Brasil Seguros e Previdência S.A. (3)	-	-	59,200	-	-	32,893
Getnet	-	-	(611,132)	-	-	-
Others	-	-	(28,515)	-	-	5,166
Key Management Personnel (2)	-	-	270	-	-	125
Administrative expenses and amortization	(145,463)	-	(447,998)	(154,120)	-	(1,003,277)
Banco Santander, S.A. - Espanha	(145,463)	-	-	(154,120)	-	-
ISBAN Chile S.A.	-	-	(3)	-	-	(18)
Aquanima Brasil Ltda.	-	-	(34,089)	-	-	(26,585)
TECBAN - Tecnologia Bancaria Brasil	-	-	-	-	-	(274,477)
Santander Securities Services Brasil DTVM S.A.	-	-	(33,548)	-	-	(35,234)
Santander Global Technology, S.L., SOCI	-	-	(358,411)	-	-	(234,158)
Getnet	-	-	(1,464)	-	-	-
Key Management Personnel (2)	-	-	-	-	-	(411,980)
Others	-	-	(20,483)	-	-	(20,825)
Result on the sale of assets not classified as non-current assets held for sale	-	-	-	-	-	168,588
Banco Santander, S.A. - Espanha	-	-	-	-	-	168,588
Debt Instruments Eligible for Capital	-	-	-	(634,542)	-	-
Banco Santander, S.A. - Espanha	-	-	-	(634,542)	-	-
Other Administrative expenses - Donation	-	-	(13,200)	-	-	(13,560)
Fundação Santander	-	-	(1,000)	-	-	(1,160)
Fundação Sudameris	-	-	(12,200)	-	-	(12,400)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries Banco Santander Spain.

(3) Significant influence of Banco Santander Spain.

17.   Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities at fair value on through income statement or other comprehensive income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2021, and December 31, 2020, classified based on several measurement methods adopted by the Bank to determine their fair value:

				09/30/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	571,302	30,957,174	2,800,975	34,329,451
Debt instruments	571,302	19,276	2,800,975	3,391,553
Derivatives	-	12,457	-	12,457
Balances with The Brazilian Central Bank	-	30,925,441	-	30,925,441
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	54,267,299	32,782,315	1,844,285	88,893,899
Debt instruments	52,352,127	9,784	135,830	52,497,741
Equity instruments	1,915,172	134,697	18,892	2,068,761
Derivatives	-	32,637,834	1,689,563	34,327,397
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	311,994	398,964	710,958
Equity instruments	-	103,939	330,265	434,204
Financial Assets Measured At Fair Value Through Other Comprehensive Income	97,675,494	2,003,826	901,267	100,580,586
Debt instruments	97,675,494	1,993,573	878,457	100,547,524
Equity instruments	-	10,252	22,810	33,062
Hedging derivatives (assets)	-	483,891	-	483,891
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	60,654,478	1,586,644	62,241,122
Trading derivatives	-	35,989,471	1,586,644	37,576,115
Short positions	-	24,665,007	-	24,665,007
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,213,762	-	7,213,762
Other financial liabilities	-	7,213,762	-	7,213,762
Hedging derivatives (liabilities)	-	337,366	-	337,366

				12/31/2020
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advance to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,290
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,946
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other financial liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

Movements in fair value of Level 3

The following tables demonstrate the movements during the period ended September  30, 2021, and 2020, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 09/30/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	16,678	-	(172,585)	2,800,975
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	834,025	(412,841)	605,553	1,844,285
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	89,560	-	27,253	398,964
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(323,018)	-	(72,608)	901,395
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	753,121	1,142,132	(196,475)	(112,134)	1,586,644
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	-	-	-	-

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 09/30/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	100,304	(239,512)	546,554	3,034,751
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	443,259	1,988,209	(64,416)	3,082,600
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	80,035	128,282	-	236,066
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(47,552)	(198,378)	213,737	919,773
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	564,757	273,229	1,854,713	66,229	2,758,928
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,600,000	-	-	(1,600,000)	-

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values onSeptember 30, 2021, and December 31, 2020:

					09/30/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	17,791,121	17,791,121	17,791,121	-	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions	89,953,196	89,953,196	-	65,069,857	24,883,339
Loans and advances to customers	449,683,506	445,647,949	-	3,393,086	442,254,863
Debt instruments	74,516,186	75,674,016	31,799,629	12,291,734	31,582,653
Total	631,944,009	629,066,282	49,590,750	80,754,677	498,720,855

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	112,849,776	112,849,776	-	59,492,738	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on September 30, 2021, and December 31, 2020:

					09/30/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	135,683,666	135,683,666	-	43,016,192	92,667,474
Customer deposits	462,998,764	462,941,214	-	66,088,770	396,852,444
Marketable debt securities	69,264,298	68,284,995	-	-	68,284,995
Debt instruments Eligible Capital	13,957,208	13,957,208	-	-	13,957,208
Other financial liabilities	56,954,643	56,954,643	-	-	56,954,643
Total	738,858,579	737,821,726	-	109,026,248	628,716,764

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Debt instruments Eligible Capital	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Total	707,288,791	707,718,171	-	113,675,092	594,043,080

The methods and assumptions used to estimate the fair value are made in accordance with internal policy and cover the most important factors of pricing are defined below:

Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

Debt and Subordinated Securities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred as a result of credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.ii.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for purposes of disclosure and concluded that they best fit as level 3 in view of observable market data.

18. Other disclosures

a)Trading and hedging derivatives

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	09/30/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	16,876,352	16,120,471	14,729,642	18,327,611
Option Premiums to Exercise	1,393,144	2,882,359	4,974,618	4,926,994
Forward Contracts and Other	16,554,249	18,910,651	9,166,361	8,725,333
Total	34,823,745	37,913,481	28,870,621	31,979,938

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

			09/30/2021			12/31/2020

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	822,991,103	(1,627,613)	(3,576,668)	398,925,842	(1,941,477)	(3,597,969)
Asset	413,022,224	8,984,788	16,876,352	278,752,387	2,910,364	14,729,642
CDI (Interbank Deposit Rates)	92,158,466	478,987	7,264,644	41,316,315	209,224	3,010,880
Fixed Interest Rate - Real	114,180,157	6,087,374	5,879,871	54,159,848	1,900,884	9,607,342
Indexed to Price and Interest Rates	38,902,714	650,495	859,190	5,124,411	218,540	-
Indexed to Foreign Currency	145,727,410	1,766,280	2,712,388	178,076,136	581,716	1,039,529
Other	22,053,478	1,652	160,259	75,676	-	1,071,891
Liabilities	409,968,879	(10,612,401)	(16,120,471)	120,173,455	(4,851,841)	(18,327,611)
CDI (Interbank Deposit Rates)	2,128,405	(7,717,062)	(29,530)	33,239,801	(3,025,371)	(13,693,733)
Indexed Interest Rate Fixed - Real	180,299,223	(2,718,855)	(7,207,160)	45,088,689	(990,820)	(2,772,479)
Indexed to Price and Interest Rates	23,289,965	(12,165)	(2,481,183)	33,026,692	(816,100)	(450,958)
Indexed to Foreign Currency	182,197,891	(162,750)	(6,242,340)	6,636,885	(11,658)	153,695
Other	22,053,395	(1,569)	(160,259)	2,181,388	(7,892)	(1,564,135)

Options	991,699,730	(1,997,900)	(1,489,215)	2,043,286,086	(713,534)	47,624
Purchased Position	164,637,332	1,021,646	1,393,144	1,006,266,897	641,223	4,974,618
Call Option - Foreign Currency	8,720,687	438,939	496,484	1,188,387	1,318	39,202
Put Option - Foreign Currency	6,218,338	204,527	98,011	1,948,673	473	109,075
Call Option - Other	34,177,576	292,080	731,612	134,761,947	295,668	1,093,583
Interbank Market	31,277,764	240,276	675,504	101,421,659	295,668	556,039
Other (2)	2,899,812	51,805	56,108	33,340,288	-	537,544
Put Option - Other	115,520,732	86,100	67,037	868,367,889	343,763	3,732,758
Interbank Market	114,251,434	58,384	36,564	864,852,555	343,763	3,729,297
Other (2)	1,269,297	27,716	30,472	3,515,334	-	3,461
Sold Position	827,062,398	(3,019,547)	(2,882,359)	1,037,019,189	(1,354,757)	(4,926,994)
Call Option - US Dollar	11,790,862	(1,500,229)	(1,591,129)	1,537,670	(3,102)	699,243
Put Option - US Dollar	7,959,074	(366,247)	(156,607)	2,315,919	(1,528)	(192,335)
Call Option - Other	357,905,201	(868,845)	(987,965)	130,919,394	(562,827)	(453,919)
Interbank Market	349,882,423	(254,155)	(514,273)	120,156,285	(562,827)	(464,405)
Other (2)	8,022,777	(614,690)	(473,692)	10,763,109	-	10,486
Put Option - Other	449,407,261	(284,226)	(146,658)	902,246,206	(787,300)	(4,979,984)
Interbank Market	446,190,175	(177,755)	(53,236)	869,328,317	(787,300)	(4,597,427)
Other (2)	3,217,087	(106,472)	(93,422)	32,917,888	-	(382,557)
Futures Contracts	203,736,949	-	-	270,258,565	-	-
Purchased Position	137,813,807	-	-	110,275,866	-	-
Exchange Coupon (DDI)	44,861,537	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	40,066,137	-	-	97,837,171	-	-
Foreign Currency	42,826,979	-	-	-	-	-
Indexes (3)	10,059,155	-	-	-	-	-
Sold Position	65,923,142	-	-	159,982,699	-	-
Exchange Coupon (DDI)	14,281,994	-	-	73,114,014	-	-
Interest Rates (DI1 and DIA)	38,253,568	-	-	67,958,767	-	-
Foreign Currency	10,454,875	-	-	18,653,658	-	-
Indexes (3)	2,932,705	-	-	256,261	-	-
Forward Contracts and Other	156,737,208	2,487,009	(2,356,402)	163,040,700	(900,818)	441,028
Purchased Position	95,874,364	4,872,278	16,554,249	96,309,648	(269,708)	9,166,361
Currencies	80,107,532	2,152,839	12,769,986	87,254,202	(269,708)	5,026,567
Other	15,766,832	2,719,439	3,784,263	9,055,447	-	4,139,794
Sold Position	60,862,844	(2,385,269)	(18,910,651)	66,731,052	(631,110)	(8,725,333)
Currencies	50,292,146	(886,508)	(16,574,570)	64,986,757	(631,085)	(4,846,929)
Other	10,570,698	(1,498,761)	(2,336,081)	1,744,295	(25)	(3,878,404)

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				09/30/2021	12/31/2020			09/30/2021		09/30/2021
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	268,970,379	119,394,751	24,657,093	413,022,224	408,353,854	39,535,850	93,989,343	279,497,032	106,286,260	306,735,964
Options	990,695,781	1,003,949	-	991,699,730	991,699,730	164,985,674	794,391,864	32,322,192	967,726,808	23,972,922
Futures Contracts	202,796,431	940,519	-	203,736,949	203,736,949	79,046,951	35,137,251	89,552,747	203,736,949	-
Forward Contracts and Other	84,845,416	71,137,300	754,491	156,737,208	156,737,208	50,284,159	47,582,880	58,870,169	3,764,525	152,972,683

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The effectiveness calculated for the hedge portfolio is in accordance with that established in Circular Bacen No. 3,082 / 2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, in receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon swaps versus% CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI / DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object item.

• The Bank has an active loan portfolio originating in US dollars at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way to manage this mismatch, the Bank designates Euro Floating Foreign Currency versus Fixed Dollar swaps as the corresponding credit protection instrument.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the financial assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the stock exchange and designates them as a hedge accounting instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of bonds available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Stock Exchange and designates them as a hedge accounting instrument.

• Santander Leasing has a pre-fixed interest rate risk generated by government bonds (NTN-F) in the securities portfolio available for sale. To manage this mismatch, the entity contracts interest swaps and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedges, the results, both on hedge instruments and on objects (attributable to the type of risk being protected) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and foreign currency liabilities and designates them as a hedge instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of bonds and securities available for sale.

• The Bank has a post-fixed interest rate risk arising from the treasury bills classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a hedging instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with operations of financial bills (LF), bills of exchange (LC) and Interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. From the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

• In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of Setember 30, 2021and December 31, 2020, no result was recorded for the ineffective portion.

		09/30/2021		12/31/2020
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Treasury bonds (LTN, NTN-F)	1,258,137	-	(2,183,841)	-
Treasury bonds LEA	-	-	-	-
Resolution 2770	-	-	-	-
Trade Finance Off	3,437	-	(5,092)	-
Total	1,261,575	-	(2,188,933)	-

Cash Flow Hedge
Eurobonds	-	-	14,666	-
Trade Finance Off	(267,163)	-	58,088	-
Treasury bonds (LFT)	(754,538)	-	727,437	-
Total	(810,219)	-	800,190	-

				09/30/2021				12/31/2020
Strategies	Market Value		Notional		Market Value		Notional
Fair Value Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	158,720	136,486	1,013,146	742,279	-	-	-	-
Hegde of Credit Operations	158,720	136,486	1,013,146	742,279
Futures Contracts	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	42,529,036	46,649,331
Hegde of Securities	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	42,529,036	46,649,331

Cash Flow Hedge
Swap Agreements	4,437,194	5,409,997	3,846,202	4,142,270	1,302,666	1,428,053	1,302,666	1,428,053
Hedge of funding	4,437,194	5,409,997	3,846,202	4,142,270	1,302,666	1,428,053	1,302,666	1,428,053
Futures Contracts	39,152,251	36,988,688	42,031,834	40,603,943	23,447,934	19,500,234	23,447,934	19,333,234
Hegde of Credit Operations	33,136,417	30,009,738	35,787,330	35,330,791	23,447,934	19,500,234	23,447,934	19,333,234
Hegde of Securities	6,015,834	6,978,950	6,244,504	5,273,152	-	-	-	-

				09/30/2021	12/31/2020
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	10,000	116,045	43,846	169,892	-
Credit Operations Hedge	10,000	116,045	43,846	169,892
Futures Contracts	32,986,977	41,220,300	74,207,276	148,414,553	46,649,331
Hegde of Securities	-	-	-	-	46,649,331

Cash Flow Hedge
Swap Agreements	1,194,003	1,940,391	2,275,603	5,409,997	1,428,053
Hedge of Funding	1,194,003	1,940,391	2,275,603	5,409,997	1,428,053
Futures Contracts	30,009,738	-	6,978,950	36,988,688	19,500,234
Hegde of Credit Operations	30,009,738	-	-	30,009,738	19,500,234
Hegde of Securities	-	-	6,978,950	6,978,950	-

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$ 221,674 (12/31/2020 - R$11,169) and is recorded in shareholders' equity, net of tax effects, of which R$ 145,603 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Notional
		09/30/2021		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,883,649	-	-	519,670
Total	3,883,649	-	-	519,670

Amount referring to the premium paid on CDS for use as collateral (risk transfer) in the amount of R$0 (12/31/2020 – R$1,506).

During the period, there was no credit event related to taxable events provided for in the contracts.

		09/30/2021		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,883,649	3,883,649	-	4,003,298
Per Risk Classification: Below Investment Grade	3,883,649	3,883,649	-	4,003,298
Per Reference Entity: Brazilian Government	3,883,649	3,883,649	-	4,003,298

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	09/30/2021	12/31/2020
Financial Treasury Bill - LFT	3,788,250	4,363,666
National Treasury Bill - LTN	6,325,723	6,155,276
National Treasury Notes - NTN	6,544,865	2,814,274
Total	16,658,838	13,333,215

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of September 30, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,823)	(106,039)	(212,077)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(537)	(6,960)	(13,919)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,143)	(19,066)	(38,131)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,100)	(1,854)	(3,709)
Foreign Currency	Exposures subject to Foreign Exchange	(416)	(10,400)	(20,799)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(5,091)	(5,872)	(11,744)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(5,429)	(33,574)	(67,149)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,515)	(37,875)	(75,749)
Commodities	Exposures subject to Change in Commodity Price	(1,156)	(28,892)	(57,784)
Total (1)		(25,210)	(250,531)	(501,062)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(58,731)	(1,504,897)	(3,428,935)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(7,663)	(66,260)	(58,664)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(15,386)	(175,654)	(444,097)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(10,344)	(46,252)	(90,337)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,811)	(4,612)	(9,267)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(30,354)	(69,752)	(143,075)
Foreign Currency	Exposures subject to Foreign Exchange	406	10,162	20,324
Total (1)		(125,882)	(1,857,266)	(4,154,051)

(1) Values calculated based on the consolidated information of the institutions.

(2) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	09/30/2021	12/31/2020
Funds under management	2,711,333	2,716,477
Managed funds	210,223,827	191,873,169
Total	212,935,160	194,589,646

d) Third-party securities held in custody

As of September 30, 2021and December 31, 2020, the Bank held third party debt securities and securities in custody totaling R$35,489,934 and R$35,519,498 respectively.

e) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of Covid-19 and (c) increased communication about preventive measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

19.   Subsequent Events

Dividends Proposal

The Board of Directors, at a meeting held on October 26, 2021, approved the proposal of the Executive Board, ad referendum of the Annual General Meeting to be held in 2022, for the distribution of Interim Dividends, in the amount of R$ 3,0 billion, based on the profit for the year calculated up to the balance sheet of September 30, 2021. Shareholders who are registered in the Bank's records at the end of November 4, 2021, (inclusive) will be entitled to the Dividends. Thus, from November 5, 2021 (inclusive), the Bank's shares will be traded “Ex-Dividends”. The amount of Dividends will be paid as of December 3, 2021, and fully imputed to the mandatory dividends to be distributed by the Bank, referring to fiscal year 2021, without any remuneration by way of monetary restatement. The deliberation had the favorable opinion of the Fiscal Council, according to the meeting held on the same date.

Acquisition of Equity Interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On October 1, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual) acquired a 100.00% equity interest in Liderança Serviços Especializados em Cobranças Ltda. (Leadership) and, consequently, the indirect interest in its wholly owned subsidiary Fozcobra Agência de Cobranças Ltda. (Fozcobra), upon payment of R$ 235 million, arising from the capital increase carried out by Banco Santander at Atual on September 24, 2021. Continuous act, on October 4, 2021, the merger of Fozcobra into Liderança was formalized, with the respective extinction of Fozcobra.

Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On October 8, 2021, upon compliance with the applicable suspensive conditions, Aymoré Crédito, Financiamento e Investimento SA (Aymoré CFI) formalized the closing of the transaction relating to the acquisition of shares and subscription of a capital increase of Solution 4Fleet Consultoria Empresarial SA (S4F), now holding 80.00% of the shares issued by S4F.

Partial spin-off and segregation of Getnet Acquirência e Serviços para Meios de Pagamentos S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with a version of the split portion for Getnet itself. The delivery of the Getnet shares to the shareholders of Santander Brasil in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil on the base date of October 15, 2021, took place on October 18, 2021.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of two billion reais, without the cancellation of shares, changing Santander Brasil's share capital from fifty-seven billion reais to fifty-five billion reais.

APPENDIX I - CONSOLIDATED CONDENSED STATEMENT OF VALUE ADDED

	01/01 to 09/30/2021	01/01 to 09/30/2020
Interest and similar income	54,140,027	47,995,173
Fee and commission income (net)	11,452,022	11,795,387

Impairment losses on financial assets (net)	(12,685,098)		(13,912,998)
Other income and expense	(3,860,683)		(3,720,478)
Interest expense and similar charges	(16,536,384)		(14,749,195)
Third-party input	(5,789,675)		(5,807,829)
Materials, energy and other	(500,585)		(498,827)
Third-party services	(4,486,629)		(4,568,620)
Impairment of assets	(28,409)		(17,006)
Other	(774,052)		(723,376)
Gross added value	26,720,209		21,600,060
Retention
Depreciation and amortization	(1,829,153)		(1,912,200)
Added value produced	24,891,056		19,687,860
Investments in affiliates and subsidiaries	109,473		80,383
Added value to distribute	25,000,529		19,768,243
Added value distribution
Employee	5,914,053	23.7%	6,020,274	30.5%
Compensation	4,278,482		4,422,522
Benefits	1,151,329		1,150,454
Government severance indemnity funds for employees - FGTS	311,535		334,216
Other	172,707		113,082
Taxes	7,059,231	28.2%	3,948,386	20.0%
Federal	6,362,396		3,318,174
State	749		67,237
Municipal	696,086		562,975
Compensation of third-party capital - rental	95,625	0.4%	69,693	0.4%
Remuneration of interest on capital	11,931,620	47.7%	9,729,890	49.2%
Dividends and interest on capital	6,400,000		120,000
Profit Reinvestment	5,509,648		9,589,246
Profit (loss) attributable to non-controlling interests	21,972		20,644
Total	25,000,529	100.0%	19,768,243	100.0%

Performance Review

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended on September 30, 2021, prepared in accordance with the rules of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee - IFRIC).

1. Macroeconomic Environment

At the end of the third quarter of 2021, Banco Santander observed the median of projections regarding the performance of the Brazilian economy indicating a growth of the Brazilian GDP of 5.0% in 2021, compared to a contraction of 4.06% in the previous year. The projection for 2021 is lower than that observed at the end of the second quarter and, in the Bank's assessment, was influenced by the recent publication that the actual result observed in that period was below the market consensus - the median of the estimates indicated seasonally adjusted quarterly expansion of 0.2% for the second quarter of 2021. The economic activity data released came in line with our GDP growth estimate in the previous quarter (we also estimated a 0.2% increase) and we reinforce our expectation that the Brazilian economy will grow 5.1% in 2021.

Also in this quarter, the Bank witnessed the interannual variation of the IPCA reaching 9.68%, a level well above the target set for 2021 (3.75%) and also above the 8.5% projected by Santander for the same year. The Bank understands that this inflationary environment and its balance of risks were the motivators for the Central Bank of Brazil to raise the basic interest rate of 4.25% p.a. to 5.25% p.a. between the previous quarter and the last Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the established targets within the relevant time horizon for monetary policy. In this sense, the Bank projects that the Selic rate will reach 8.25 % p.a. at the end of 2021 and 8.5% p.a. at the end of 2022.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar end the second quarter of 2021 quoted at R$5.00/US$. That is, below the rate of R$5.80/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real is in line with our forecast that the exchange rate will end the year 2021 quoted at R$5.25/US$.

The performances mentioned above took place in the midst of an international environment that the Bank considered favorable and which highlighted the following theme: the process of reopening and the resumption of economic activity. Regarding the Corona Virus Pandemic, the concern with the Delta variant is less (at the margin), as the situation is apparently under control (from the point of view of hospitalization and deaths). In China, concern about the economic slowdown at the beginning of the second half of the year has already provoked a reaction from the Chinese government, which has returned to adding stimulus to the economy (mainly through the credit channel). It is noteworthy that this stimulus will be smaller than that of 2020, but should reduce the risks of a pronounced slowdown ahead. On the inflation side, the scenario has evolved with the cooling of inflation in the latest readings. With commodity prices losing pace recently, the base effect dissipating and the bottlenecks caused by the reopening of economies being resolved, the latest data already show inflation starting to decline, although it still continues to show numbers considerably above the target. Therefore, although the IPCA variation should end above the inflation target in 2021 and 2022, we continue to assess that there will be a trajectory of convergence towards lower levels, with the achievement of the target in 2023 being a feasible scenario.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	9M21	9M20	annual changes%	3Q21	2Q21	quarter changes %
Interest Net Income	37,603.6	33,246.0	13.1	13,393.4	11,873.8	216.7
Income from equity instruments	26.7	24.1	11.0	12.5	1.5	1,681.6
Income from companies accounted for by the equity method	109.5	80.4	36.2	32.9	30.6	257.8
Fees and Comission (net)	11,452.0	11,795.4	(2.9)	3,652.3	4,056.4	182.3
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(519.2)	(16,527.7)	(96.9)	(2,679.2)	(1,513.1)	(65.7)
Other operating expense (net)	(645.7)	(422.7)	52.7	(198.4)	(233.3)	176.8
Total Income	48,026.9	28,195.4	70.3	14,213.5	14,215.9	237.8
Administrative expenses	(12,584.5)	(12,629.8)	(0.4)	(4,377.4)	(4,195.1)	200.0
Depreciation and amortization	(1,829.2)	(1,912.2)	(4.3)	(573.3)	(673.4)	171.6
Provisions (net)	(1,333.5)	(1,371.8)	(2.8)	(566.4)	(571.4)	133.4
Impairment losses on financial assets and other assets (net)	(12,713.5)	(13,930.0)	(8.7)	(4,790.3)	(3,582.4)	254.9
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(38.3)	219.6	(117.4)	(78.8)	30.2	(226.9)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	54.4	36.6	48.8	15.3	17.7	207.3
Operating Profit Before Tax (1)	19,582.3	(1,392.3)	(1,506.5)	3,842.5	5,241.5	273.6
Income taxes	(7,650.6)	11,122.1	(168.8)	16.7	(1,178.6)	549.1
Consolidated Net Income	11,931.6	9,729.9	22.6	3,859.2	4,063.0	193.7

OPERATING RESULT BEFORE ADJUSTED TAXATION	9M21	9M20	annual variation%	3Q21	2Q21	quarterly variation %
(R$ Million)
Result before Taxation on Profit and Participation	19,582.3	(1,392.3)	(1,506.5)	3,842.6	10,498.2	(63.4)
Foreign Exchange Hedge	1,454.7	17,519.2	(91.7)	2,380.5	(3,319.9)	(171.7)
Operating Income Before Adjusted Taxation	21,037.0	16,126.9	30.4	6,223.1	7,178.3	(13.3)

INCOME TAX	9M21	9M20	annual variation%	3Q21	2Q21	quarterly variation %
(R$ Million)
Income tax and social contribution	(7,650.6)	11,122.1	168.8	16.7	(6,488.7)	(100.3)
Foreign Exchange Hedge	(1,454.7)	(17,519.2)	(91.7)	(2,380.5)	(3,319.9)	(171.7)
Adjusted Income Tax and Social Contribution	(9,105.3)	(6,397.1)	42.3	(2,363.8)	(3,168.8)	(25.4)

The annualized return based on the accounting result for the quarter on average equity reached 22.51% in the third quarter of 2021, an increase of 6.9 p.p. and 5.41% compared to the third quarter of 2020.

a)     Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade financing abroad and working capital. To cover exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS/Cofins/IR/CSLL purposes, while gains or losses on derivatives used as coverage are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	9M21	9M20	annual varioation%	3Q21	2Q21	quarterly variation%

Exchange Variation - Profit From Financial Operations	2,436.1	21,807.3	(88.8)	4,380.5	(6,959.5)	(162.9)
Derivative Financial Instruments - Profit From Financial Operations	4,058.3	(40,098.7)	(89.9)	(6.927.6)	10,278.7	(167.4)
IR/CSLL	1,454.7	17,519.2	(91.7)	2,247.1	(2,841.9)	(179.1)
PIS/Cofins - Tax Expenses	167.4	772.2	(78.3)	300.8	(477.9)	(162.9)

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	Sep/21	Dec/20	annual changes %
Cash and Balances with the Brazilian Central Bank	17,791.1	20,148.7	(11.7)
Financial Assets Measured At Fair Value Through Profit Or Loss	34,329.5	60,900.4	(43.6)
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	88,893.9	98,466.2	(9.7)
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	711.0	499.8	42.2
Financial Assets Measured At Fair Value Through Other Comprehensive Income	100,580.6	109,740.4	(8.3)
Financial Assets Measured At Amortized Cost	614,152.9	554,924.8	10.7
Hedging Derivatives	483.9	743.5	(34.9)
Non-Current Assets Held For Sale	905.6	1,092.9	(17.1)
Investments in Associates and Joint Ventures	1,279.3	1,095.0	16.8
Tax Assets	41,661.5	41,063.8	1.5
Other Assets	5,935.9	7,222.4	(17.8)
Tangible Asset	8,717.5	9,537.1	(8.6)
Intangible Asset	30,139.7	30,766.4	(2.0)
TOTAL ASSETS	945,582.4	936,201.5	1.0
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	62,241.1	77,643.3	(19.8)
Financial Liabilities Measured At Fair Value Through Profit Or Loss	7,213.8	7,038.5	2.5
Financial Liabilities at Amortized Cost	738,858.6	707,288.8	4.5
Hedge Derivatives	337.4	144.6	133.3
Provisions	12,075.8	13,815.0	(12.6)
Tax Liabilities	8,005.0	10,130.2	(21.0)
Other Liabilities	10,970.2	14,051.2	(21.9)
TOTAL LIABILITIES	839,701.9	830,111.6	1.2
Shareholders' Equity Attributable to the Controller	105,542.5	105,777.0	(0.2)
Non-controlling interests	338.1	312.9	8.1
Total Equity	105,880.6	106,089.9	(0.2)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	945,582.4	936,201.5	1.0

2.3) Stockholders’ Equity

On September 30, 2021, Banco Santander's consolidated shareholders' equity decreased by 0.2% compared to December 31, 2020

The change in Shareholders' Equity between September 30, 2021 and December 31, 2020, was mainly due to the positive equity valuation adjustment in employee benefit plans in the amount of R$ 101,875 and Cash flow hedge gains and losses and investment in the amount of R$ 888,776, the capital reduction in the amount of R$2,000 million, the payment of dividends in the amount of R$3,000 million, the Interest on Equity in the amount of R$3,400 million and net income for the period in the amount of R$ 11,909,648.

For additional information, see note 11 to financial statements.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in June the PR requirement is 10.625%, and at the end of 2021 it will be 11.00%. For June, 8.00% of the Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional is considered, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

Basel Index%	Sep/21	Dec/20
Basel I Ratio	13.14	14.06
Basel Principal Capital	11.97	12.87
Basel Regulatory Capital	14.30	15.25

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended September 30, 2021, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	58,109.6	2,412.0	869.8	52,898.8	100.0%
Santander Leasing S.A. Arrendamento Mercantil	14,230.5	11,138.9	195.8	2,362.8	100.0%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,603.4	4,363.2	767.8	-	100.0%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,657.7	2,637.6	44.0	-	100.0%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,320.6	799.2	68.8	-	100.0%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM , in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended September 30, 2021 and the year ended on December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On September 16, 2021, it approved the re-election of Ms. Monique Silvano Arantes Bernardes as Ombudsman of the Company for a new term of 1 (one) year.

On July 27, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting International (IFRS), both for the semester ended June 30, 2021.

On July 27, 2021, it approved the proposal for declaration and payment of interest on equity, in the amount of BRL 3,4 billion, paid on September 3, 2021, without any remuneration by way of monetary restatement.

On July 1, 2021, it approved the election of Messrs. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without a Specific Designation of the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment methods operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

The resolutions of the Board of Directors for the year 2020 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2020.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC), which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 18 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been so much talked about. Take care of yourself and the other. And at Banco Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 49,286 employees here in Brazil.

On the subject of Health, we designed our internal protocol of action in the containment of COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Hospital Albert Einstein, guaranteeing high standard medical care to 100% of employees and their dependents, in addition to investing in the Emotional Health Program that has supported our people in adapting to and coping with social distancing.

For the development of our people, the Corporate University – Academia Santander works towards a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring that everyone is aligned through recurrent and frank conversations, career guidance and special moments to reward the teams' growth.

Banco Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Trainings, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services in a Simple, Personal and Fair manner. To this end, the process of updating our teams is essential and, therefore, in August 2021, the traditional café with our CEO, Sergio Rial, presented a debate with other Bank executives, talking about innovation and the importance of technological forces that will change our world. For this meeting, we had more than 32 thousand connections.

In August 2021, we also had the Blood Donation Campaign, where we had excellent participation, having saved more than 7,000 lives.

Towards the end of September 2021, we will have the Santander Week, which will take place in all Santander units around the world. This year, our main focus is on the “Joy of Serving” our customers, employees and society. Within the week, in addition to actions, our challenge is to make the Greatest Friend of Value of all time. Amigo de Valor supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Child and Adolescent Law Funds.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 3Q21:

•         We made R$42.8 billion feasible in sustainable businesses, 74% of which via bonds.

•         We make available more than R$270 MM in credit lines directed to cooperatives and agribusinesses in the Amazon region

•         We held the Bioeconomy in Focus Conference. The initiative is part of the Amazônia Plan, a commitment launched in July 2020 between Bradesco, Itaú and Santander with measures to enhance and scale up solutions that promote sustainable development in the region.

We maintained our actions in support of society and continued with our private social investment strategy with our programs to support children, adolescents, the elderly and entrepreneurs.

In September, we launched the 19th edition of Amigo de Valor, which has already mobilized R$ 160 MM to support 600 initiatives across the country, benefiting more than 54 thousand people in 18 years. The campaign is open to employees and customers and ends in November 2021. To join, access the website www.santander.com.br/sustentabilidade/sociedade/amigo-de-valor.

•         We highlight two recognitions in the period: Fortune - Change the World 2021

•         Most Sustainable Company of Época Negócios 360°

9. SX & Open Finance

We are prepared for the transformations of the financial system, offering products and services suited to the needs of our customers. We continued to expand SX, Santander's special PIX, which reached R$225 billion in PIX sent (financial volume) in the quarter, representing a market share of 16% in the period.

10. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv ) the need for approval of any services by the Bank's Audit Committee.

Pursuant to CVM Instruction 381/2003, Banco Santander informs that in the period ended September 30, 2021, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and controlled companies greater than 5% of total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers represents your administration that has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the period ended September 30, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 10/26/2021).

Declaration of directors on the financial statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended On September  30, 2021, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on September 30, 2021:

Chief Executive Officer
Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alberto Monteiro de Queiroz Netto
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão
Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhaes

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended On September  30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on September 30, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhaes

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Composition of Management Bodies

Board of Directors

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marilia Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Maria Elena Cardoso Figueira - Qualified Technical Member

Vania Maria da Costa Borgerth - Member

René Luiz Grande – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council *

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

Manoel Marcos Madureira - Substitute

*The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with term of office until the General Meeting Ordinary of 2022.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer